Exhibit A to
                                   Form 12b-25
                                  ------------


RESPONSE TO PART III

         Goddard Industries, Inc. (the "Company") is unable to file its report on Form 10-KSB for the period ended September 28, 1996 within the prescribed time because of the fact that it is presently in the final stages of negotiation and execution of settlement agreements settling two of the three material environmental litigation matters in which the Company presently is involved (the Town of Shrewsbury suit, the trial of which is scheduled to commence on January 6, 1997, and the St. Paul Fire and Marine Insurance Co. declaratory judgment action related to insurance coverage). The finalization of interrelated, final written settlements among more than a dozen parties are at a sensitive stage. The Company believes that there is a high degree of likelihood that it will be able to enter into final written agreements with all parties with respect to both matters within the fifteen days following the prescribed filing date. The Company believes that disclosure prior to finalization of the settlements could be adverse to the Company's interests and potentially misleading to investors. It is anticipated that the terms of the final settlements will affect Item 3 of
Part I, Item 6 of Part II, and the financial statements included under Part IV of the Form 10-KSB for the period ended September 28, 1996, as well as the corresponding disclosure items for the current period.

RESPONSE TO PART IV(3)

         Before taking into account the effects of the environmental litigation and any settlement thereof as described under Part III above, it is anticipated that revenues for the full fiscal year ended September 28, 1996, will increase by approximately 22% and that net income will increase by approximately 60% over results for the preceding fiscal year.